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                                                                    EXHIBIT 99.1

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $1.00 per share. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by them and to cumulative voting in the election of directors. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold hereunder, when issued, will be fully paid and nonassessable. The transfer agent and registrar of the Common Stock is Harris Trust and Savings Bank.